Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive T: 650.752.3100 F: 650.853.1038

August 28, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Katherine Wray

Re:	CollabRx, Inc. Registration Statement on Form S-4 Filed July 17, 2015

File No. 333-205733

Dear Ms. Wray:

This letter is submitted on behalf of CollabRx, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4, submitted on July 17, 2015 (the “Registration Statement”), as set forth in your letter dated August 12, 2015 addressed to Thomas R. Mika, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amendment No. 1 to Registration Statement on Form S-4 (the “Amendment”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express three copies of each of this letter and the Amendment (marked to show changes from the Amended Registration Statement).

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The Merger, page 65

1.	Where appropriate, please disclose any material relationship with, and compensation received from you, by your financial advisor in the past two years, including as a result of this transaction. Refer to Item 1015(b)(4) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, the Company has revised page 84 of the Amendment to add a discussion of the Company’s material relationships.

Annex C

2.	The Ladenburg Thalmann & Co., Inc. fairness opinion states that the “opinion may not be used by any other persons, including stockholders, lenders or creditors…without [y]our prior written consent.” Please have Ladenburg revise its opinion to state that it has consented to the use of the opinion in this document or provide a separate consent to this effect. Please also provide related disclosure on page 74 where you limit the use of the fairness opinion without Ladenburg’s consent.

RESPONSE: In response to the Staff’s comment, the Company has obtained a consent from Ladenburg that was filed as Exhibit 99.3 to the Amendment.

3.	Please provide the applicable undertakings called for by Item 512(a)(5) and (6) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised Item 22 on pages II-2 and II-3 of the Amendment to include the required information.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3114.

Sincerely,

/s/William Davisson

William Davisson

Enclosures

cc:	Gabriel Eckstein, Securities and Exchange Commission
Barbara C. Jacobs, Securities and Exchange Commission
Thomas R. Mika, CollabRx

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